THIS CONFORMING PAPER FORMAT DOCUMENT IS BEING SUBMITTED
             PURSUANT TO RULE 901(D) OF REGULATION S-T


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934 *
                              (AMENDMENT NO. 29)*

                      AMPCO-PITTSBURGH CORPORATION
                               (Name of Issuer)

                 COMMON STOCK PAR VALUE $1.00 PER SHARE
                        (Title of Class of Securities)

                                032037 10 3
                                (CUSIP Number)

                              LOUIS BERKMAN
                        THE LOUIS BERKMAN COMPANY
                              P.O. BOX 820
                        STEUBENVILLE, OHIO 43952
                        TELEPHONE:  614-283-3722
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                                   MARCH 25, 1996
                    (Date of Event which Requires Filing of
                                this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box <square>.

Check the following box if a fee is being paid with the statement <square>. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:   Six copies of this statement, including all exhibits, should  be  filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  032037 10 3                                          Page 2 of Pages

1.            NAME OF REPORTING PERSON
              THE LOUIS BERKMAN COMPANY
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              34-0095910

2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  <square>
                                                                (b)  <square>
3.            SEC USE ONLY

4.            SOURCE OF FUNDS
              WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6.            CITIZENSHIP OR PLACE OF ORGANIZATION
              OHIO
                                        7.  SOLE VOTING POWER

                                                2,126,089
               NUMBER OF
                SHARES                  8.  SHARED VOTING POWER
          BENEFICIALLY OWNED
           BY EACH REPORTING                    0
                PERSON
                 WITH                   9.  SOLE DISPOSITIVE POWER

                                                2,126,089

                                       10.  SHARED DISPOSITIVE POWER

                                                0

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,126,089

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    22.2 %

14.           TYPE OF REPORTING PERSON

              CO

CUSIP NO.  032037 10 3                            Page 3 of Pages

1.            NAME OF REPORTING PERSON
              LOUIS BERKMAN
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              ###-##-####

2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  <square>
                                                                (b)  <square>
3.            SEC USE ONLY

4.            SOURCE OF FUNDS
              AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) <square>

6.            CITIZENSHIP OR PLACE OF ORGANIZATION

              USA
                                        7.  SOLE VOTING POWER

               NUMBER OF                        213,888
                SHARES
             BENEFICIALLY               8.  SHARED VOTING POWER
               OWNED BY
                 EACH                           2,127,355
               REPORTING
                PERSON                  9.  SHARED VOTING POWER
                 WITH                           213,888

                                       10.  SHARED DISPOSITIVE POWER

                                               2,127,355

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,341,243

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES  <square>

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              24.4%
14.           TYPE OF REPORTING PERSON

              IN

   Page 4
ITEM 1.  SECURITY AND ISSUER.

     The class of equity securities to which this Statement relates is

Common Stock, par value $1.00 per share (the "Common Shares"), of

Ampco-Pittsburgh Corporation (the "Issuer"), whose principal executive offices are located at 600 Grant Street, Pittsburgh, Pennsylvania

15219.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(f)This statement is being filed by Louis Berkman, 433

Braebarton Boulevard, Steubenville, Ohio 43952, and The Louis Berkman

Company (an Ohio corporation controlled by Louis Berkman), P.O.

Box 820, Steubenville, Ohio 43952.  Mr. Berkman and The Louis Berkman

Company are hereinafter collectively referred to as the "Reporting

Persons".  The principal  business of The Louis Berkman Company is the manufacture and sale of steel products, fabricated metal products,

building and industrial supplies.The principal business address of

Louis Berkman is:

          Mr. Louis Berkman,
          President
          The Louis Berkman Company
          P.O. Box 820
          Steubenville, Ohio 43952

     The names, addresses, principal occupations of the directors and executive officers of The Louis Berkman Company are set forth in

Appendix A attached hereto.  Such information is incorporated herein by reference.  All directors and executive officers of The Louis

Berkman Company are citizens of the United States.

     During the last five years, neither of the Reporting Persons nor any of the directors and executive officers of The Louis Berkman

Company have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or were parties to a civil

   Page 5
proceeding resulting in a judgment, decree or final order

enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any

violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The funds used in making the acquisition of the Common Shares reported herein amounting to $5,510,000 (including commissions)

have come from the general funds of The Louis Berkman Company.

     The aggregate purchase price (including commissions) of the

Common Shares owned by the Reporting Persons as of the date of this report (excluding the shares held by The Louis and Sandra Berkman

Foundation, which are referred to in Item 5 below) is approximately

$20,943,000.  The Common Shares held by The Louis Berkman Company were purchased with the general funds of The Louis Berkman Company and the

Common Shares held by Mr. Berkman directly were purchased with his personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Persons had originally acquired their Common

Shares for the purpose of investment.  Louis Berkman is

Chairman of the Board of the Issuer and has been active in the Issuer's management for many years.  The purpose of the additional purchase of Common Shares to which this statement relates is to increase

Reporting Persons' investment in the Issuer.  The Reporting Persons reserve the right at any time and from time to time to acquire additional securities of the Issuer, and/or to dispose of such securities.  However, as of the date of this statement,  the Reporting

Persons do not have any plan or proposal which relates to or could result in:

   Page 6
          (a)  the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)  an extraordinary corporate transaction, such as a

merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c)  a sale or transfer of a material amount of assets of the

Issuer or any of its subsidiaries;

          (d)  any change in the present board of directors or

management of the Issuer, including a change in the number or terms of directors or to fill any existing vacancies on the board;

          (e)  any material change in the present capitalization or

dividend policy of the Issuer;

          (f)  any other material change in the Issuer's business or corporate structure;

          (g)  any changes in the Issuer's Articles of Incorporation or By-laws which may impede the acquisition of control of the Issuer by any person;

          (h)  causing a class of securities of the Issuer to be

delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i)  causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to

Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

          (j)  any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          (a)  As of the date of this report, the Reporting Persons

beneficially owned  2,341,243 Common Shares, which constitutes approximately 24.4% of the outstanding Common Shares based on

9,577,621 Common Shares outstanding according to Issuer's Annual Report on Form 10-K of the year ended December 31, 1995.  The Reporting

Persons beneficially own these securities as follows:

           NAME                       SHARES OWNED                % OF CLASS
The Louis Berkman Company                  2,126,089                     22.2%
Louis Berkman                            215,154 (1)                      2.2%
                                       2,341,243 (1)                     24.4%

     Other than Louis Berkman, the only other officer and/or director of The Louis Berkman Company who beneficially owns Common Shares is

Robert A. Paul.  As of the date of this report, Mr. Paul beneficially owned 44,155 Common Shares. (1) (2)

_______________

(1)  Includes 1,266 Common Shares held by The Louis and Sandra
     Berkman Foundation, of which Louis Berkman and Robert A.
     Paul are trustees. Mr. Berkman and Mr. Paul disclaim beneficial ownership of such shares.

(2)  Excludes 2,126,089 Common Shares beneficially owned by
     The Louis Berkman Company and 13,767 Common Shares owned by
     Mr. Paul's wife, who is the daughter of Mr. Berkman.
     Mr. Paul disclaims beneficial ownership of the shares owned by his wife.


          (b)  The Louis Berkman Company has sole voting and

dispositive powers over the 2,126,089 which it owns directly.

Mr. Berkman has sole voting and dispositive powers over the 213,888 Common Shares which he owns directly. Because of his control of The Louis Berkman Company, Mr. Berkman may be deemed to share voting and dispositive powers over the shares held by The Louis

Berkman Company.  Mr. Berkman and Mr. Paul share voting and dispositive powers over the 1,266 Common Shares held by The Louis and Sandra Berkman

Foundation.  Mr. Paul has sole voting and dispositive powers over the 42,889 Common Shares owned directly by him.

          (c)  The only transaction in the Common Shares of the Issuer by the persons named in response to paragraph (a) of this Item during the last sixty (60) days was the purchase by The Louis Berkman

Company of  500,000 Common Shares which was effected on March 25, 1996 in a privately negotiated transaction through a broker at a

price per share of $11.00 (excluding commission).

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
       RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     All shareholders of the Issuer have contingent rights under a

Shareholders Rights Plan (the "Plan") in the event someone

acquires 20% or more of the Issuer's Common Shares without the prior approval of the Independent Directors of the Issuer's Board.

The acquisition by The Louis Berkman Company, which is reported herein,

has received such prior approval and consequently will not trigger any provisions of the Plan.

     Louis Berkman and Robert A. Paul have agreements with the Issuer providing for compensation equal to five times their annual compensation in the event their employment is terminated after a change in control.  Mr. Paul is also a participant in the Issuer's

Supplemental Executive Retirement Plan ("SERP") which provides that a change of control triggers the right to a lump sum payment equal to the present value of a participant's vested
benefit under the SERP.  For purposes of the above change of control arrangements and SERP a "change of control" is defined to

include (i) the acquisition by any person (other than Mr. Berkman or

Mr. Paul) of 50% or more of the Issuer's voting securities; (ii) a change in the majority of the Board; (iii) the approval by the shareholders of the Issuer of a merger or consolidation involving the Issuer in which the Common Shares of the Issuer are converted into shares of another corporation or into cash or other property; or

(iv) the approval by the shareholders of the Issuer of, plan of complete liquidation of the Issuer or the sale of all or

substantially all of the Issuers assets followed by a distribution of the proceeds to the shareholders.

     Except as set forth in this Schedule, none of the Reporting

Persons or (to the best of the Reporting Persons' knowledge) none of the persons named in Item 2 hereof or in Appendix A hereto have any contracts, arrangements, understandings or relationships

(legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts,

arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint

ventures, loan or option arrangements, puts or calls,

guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.


Dated:  March 29, 1996
/s/
_______________________________
Louis Berkman



THE LOUIS BERKMAN COMPANY
/s/
________________________________
By: Louis Berkman, President

                                  Appendix A


    NAME AND BUSINESS ADDRESS            RESIDENCE ADDRESS                   OFFICE           PRESENT PRINCIPAL OCCUPATION
Louis Berkman                    433 Braebarton Boulevard         Chairman, Director, President Chairman of the Board of Directors
P.O. Box 820                     Steubenville, OH  43952          & Treasurer of The Louis      of Issuer and President of The
Steubenville, OH  43952                                           Berkman Company               Louis Berkman Company

Robert A. Paul                   1236 Squirrel Hill Avenue        Director & Executive Vice     Director & President of Issuer
600 Grant Street                 Pittsburgh, PA  15217            President of The Louis
Pittsburgh, PA  15219                                             Berkman Company

Linda L. Pirkle                  RD #2, Sky View Manor            Assistant Secretary of The    Same as Office
P.O. Box 820                     Wintersville, OH  43952          Louis Berkman Company
Steubenville, OH  43952

John Koren                       RD #2                            Secretary & Controller        Same as Office
P.O. Box 820                     Rayland, OH  43943               of The Louis Berkman Company
Steubenville, OH  43952

Dmitri D. Shiry                  1286 Pennsbury Road              Vice President Finance of The Same as Office
P.O. Box 820                     Pittsburgh, PA  15205            Louis Berkman Company
Steubenville, OH  43952

Donald Oldham                    51 Glenwood Road                 Assistant Controller of The   Same as Office
P.O. Box 820                     Wheeling, WV  26003              Louis Berkman Company
Steubenville, OH  43952

Regis J. Whiteside               512 Bantam Ridge Road            Assistant Treasurer of The    Same as Office
P.O. Box 820                     Wintersville, OH  43952          Louis Berkman Company
Steubenville, OH  43952